I, Joseph Walz II, certify that:

(1) the financial statements of AceHedge LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of AceHedge LLC included in this Form reflects accurately the information we plan to report on the tax return for AceHedge LLC for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

DocuSigned by:

Joseph Walz II

1A7A612578DD44F...

Joseph Walz II

CEO

2/12/2024

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.